

March 12, 2013

Via E-mail
Leonard J. Amoruso
Chief Executive Officer
Knight Holdco, Inc.
c/o Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re: Knight Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2013**
> **File No. 333-186624**
>
> **Knight Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-14223**

Dear Mr. Amoruso:

We have reviewed your registration statement and annual report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and annual report and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and annual report, as well as the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X and provide current consents of the independent accountants in any amendment.

2.   Throughout your joint proxy/prospectus, you use technical or industry terms that may be unfamiliar to investors (e.g., alternative trading systems, crossing networks, dark liquidity pools, low-latency technology, etc.). Please revise to ensure that all acronyms and industry terms are defined at the time of first use. Additionally, we note that you sometimes refer to a subsidiary or line of business without describing the business. Please revise to provide adequate background and contextual information, as appropriate.

3.   We refer to your disclosure indicating that the terms of the Knight Series A-1 Preferred Stock provide for a mandatory conversion into Knight Capital common stock on the third trading day after which the closing price for Knight common stock has exceeded $3.00 per share for 60 consecutive days. We note that the closing price of Knight Capital's common stock now has been greater than $3.00 per share for over 60 consecutive days. Please revise your disclosure to reflect the mandatory conversion of Knight Series A-1 Preferred Stock.

4.   As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with exchange act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. See Rule 14d-1(g)(3).

Inside Front Cover Page

5.   Please provide the basis for your statement that the business combination transaction will create a "leading" financial services firm.

Questions and Answers about the Mergers, page 1

What will I receive for my shares or units? page 3

6.   Please also quantify the percentage of Class A units that are held by Messrs. Tierney and Schuler.

7.   Please describe the entity General Atlantic where it is first discussed in the proxy/prospectus and explain its relationship to GA-GTCO. Please also revise to clarify, if accurate, that the 14,666,667 shares of KCG common stock will be issued in consideration for the $55 million cash contribution by affiliates of General Atlantic to GETCO.

8.   Please revise to clearly disclose the total liquidation preference to be received by each of Messrs. Schuler and Tierney and GA-GTCO's owners and to indicate the Class P units'

pro rata share of the merger consideration.

Q: What vote is required to approve the mergers? page 5

9.   Please explain the statement, "We also currently expect that the mergers will not be able to be completed unless holders of a majority of the Knight Series A-1 Preferred Stock…vote to approve and adopt the merger agreement and the mergers." If there is doubt as to whether the Series A-1 Preferred Stock holders must approve the merger or whether they have to approve it as a separate class, please explain the uncertainty.

10.   Please file as exhibits the voting agreements described in this Question and Answer.

11.   Please separately disclose the total common and preferred Knight Capital shares owned by TD Ameritrade that are covered by the TD Ameritrade voting agreement.

Board of Directors and Executive Officers of KCG, page 20

12.   Please disclose here that Messrs. Coleman, Schuler and Tierney are all current directors of GETCO, that Messrs. Tierney and Schuler are the co-founders of GETCO and that Mr. Coleman currently is the chief executive officer of GETCO. Please also clarify why you refer to Mr. Coleman as the chief executive officer of KCG here and on page 124, given that Mr. Amoruso has signed the proxy/prospectus in that capacity.

13.   We note your disclosure on page 188 regarding the Knight Capital directors selected by Blackstone and General Atlantic, as well as the director selected by Knight Capital and "acceptable to Jefferies." Please clarify whether these individuals will continue to serve on the KCG board. Additionally, we note that you refer to a TD Ameritrade "nominee director" on page 117. Please similarly clarify your disclosure to indicate whether a director nominated by TD Ameritrade could serve on the KCG board.

14.   Please revise your disclosure here and elsewhere in your proxy/prospectus to address the senior management decisions reported in your prospectus supplements filed on February 21, 2013.

The Special Meetings, page 23

15.   Please add a brief statement that compares the percentage of outstanding shares entitled to vote by Knight Capital directors, executive officers and their affiliates with the vote required for approval of the proposed transaction. See Item 3(h) to Form S-4.

Information About the Companies, page 24

GA-GTCO, LLC

16.   Please briefly describe the business of General Atlantic LLC.

Selected Historical Consolidated Financial Data and Other Data of Getco, page 30

Consolidated Statements of Cash Flows, page 32

17. We note you include a line item for discretionary distributions along with corresponding
footnote 1. It is not clear how the amounts presented here reconcile to amounts presented
in your historical consolidated statements of cash flows (page F-7), consolidated
statements of changes in members' equity (page F-6), or your disclosure in Getco
Distributions (page 202). Please advise and revise your footnote disclosure to include a
reconciliation to your consolidated statements of cash flows.

Risk Factors, page 39

18. Please add a risk factor that explains and quantifies how the merger consideration to be
received by GA-GTCO differs from that to be received by other shareholders and
unitholders.

Risk Factors Relating to the Mergers, page 39

Knight stockholders may receive a form of consideration different from what they…., page 39

19. We refer to your disclosure in the penultimate paragraph of this risk factor. Please
quantify the total cash consideration that Jefferies is eligible to receive, given the total
amount of common shares that it holds, as well as the amount that it has agreed to waive
to the extent that total cash consideration would otherwise exceed $720 million.

Knight stockholders will have a reduced ownership and voting interest…, page 40

20. Please quantify the dilutive impact to Knight stockholders with respect to the issuance of
the warrants.

The market price for KCG common stock may be affected by factors different…, page 40

21. Please revise this risk factor to briefly discuss the differences in the business of Knight
Capital and GETCO and to provide examples of the different factors that will be of
concern for the shareholders that elect to receive KCG shares as merger consideration.

KCG will have significant leverage, page 41

22. Please disclose in this risk factor the refinancing and debt arrangements under both the "minimum case" and "maximum case" scenarios described on pages 168 – 169.

Regulatory approvals may not be received, may take longer than expected…, page 42

23. Please provide more detail regarding the approvals that are required before the mergers may be competed, including the status of any pending applications.

Knight and GETCO directors and officers may have interests in the mergers different…, page 43

24. Please expand your discussion to provide more detail as to how the interests of certain directors and executive officers of Knight Capital and GETCO may differ from those of shareholders and unitholders. Please include in the risk factor quantification of the total amount of compensation to be paid to the directors and executive officers on an aggregate basis as a result of the merger transaction.

25. Please expand the discussion to disclose the anticipated post-merger beneficial ownership of currently known directors and executive officers under the three possible scenarios presented under "KCG Pro Forma Ownership" on page 184.

Shares of KCG common stock to be received by Knight stockholders as a result…, page 43

26. Briefly summarize the material differences in the rights of shareholders and explain why they present potential risks to those who become shareholders of KCG. Please also apply this comment to your disclosure regarding the rights of GETCO unitholders in the subsequent risk factor.

Jefferies is one of GETCO's financial advisors, and has committed…, page 47

27. Please revise to quantify the amount that Jefferies and its affiliates will receive in its capacity as financial advisor to GETCO and as a result of providing financing for the mergers.

Knight and GETCO will incur substantial transaction-related costs…, page 47

28. Please quantify the cash contributions and other transaction-related costs to be made by Knight Capital and GETCO in connection with funding the merger and related events.

Risk Factors Relating to the Combined Company Following the Mergers, page 48

29. We note your disclosure that "[t]he risks described below are not the only risks facing [you]." Please revise to clarify that this section discusses all material risks.

Conditions in the financial services industry and the securities markets…, page 49

30. Please expand this risk factor to address the extent to which current conditions in the financial securities industry may adversely impact your trading volumes and market liquidity.

KCG's future operating results may fluctuate significantly as a result of…, page 49

31. Many of the factors that you cite here could apply to any issuer or offering. Please tailor this discussion to address only the most significant factors that make your offering speculative or risky. For those factors that you choose to retain, please consider whether additional disclosure is needed in order for an investor to understand how the factor presented could cause your future operating results to fluctuate significantly (e.g., the impact of your "ability to design, build and effectively deploy the necessary low-latency technologies…") and expand your disclosure accordingly.

KCG trading activities will expose it to the risk of significant losses, page 50

32. Please revise to explain the extent to which either Knight Capital or GETCO historically has held "large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry." Similarly, with respect to your disclosure under "KCG could lose significant sources of revenues if it loses any of its larger clients" on page 52, please explain whether GETCO or Knight historically has had a limited number of clients account for a significant portion of its revenue or net profit.

KCG could lose significant sources of revenues if it loses…, page 52

33. Please quantify the "reduced order flow" that Knight Capital experienced as a result of the August 2012 trading incident.

Exposure to credit risk may adversely affect KCG's results of operations, page 53

34. Please explain self-clearing and describe why it exposes you to credit risk.

KCG could experience additional losses and liabilities as a result of the technology…, page 55

35. In an appropriate section of your proxy/prospectus, please disclose the status of the internal review into the August 1, 2012 trading loss experienced by Knight Capital, as well as any material findings and remedial measures that have been undertaken thus far in response.

International activities involve certain risks, page 58

36. We note that both GETCO and Knight Capital derive a significant portion of their revenues from international activities, particularly in Europe and Asia. Please quantify the portion of the combined business that you anticipate will be subject to risks related to international activities and expand your disclosure to address specifically how your Europe and Asian operations will present unique risks.

KCG's futures business will present various risks, page 60

37. Please describe the circumstances surrounding the bankruptcies of MF Global and Penson Financial and explain the fraud allegations that have been made against Peregrine Financial Group and how these circumstances present risks for you and your business.

Cautionary Statement Regarding Forward-Looking Statements, page 61

38. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, including the registration of securities on this Form S-4. See Section 27A of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or clarify that the safe harbor does not apply to the registrant, nor to GETCO, which is not currently a reporting company and therefore ineligible for the safe harbor.

The Knight Special Meeting, page 63

Proxy Solicitations, page 67

39. We note that Knight may supplement the original solicitation of proxies by mail by using its directors, officers and employees to solicit proxies by telephone, facsimile, letter, or "other electronic means." Please revise to clarify the nature of the "other electronic means" through which Knight may solicit proxies. Please also note that all written soliciting material, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Information About the Companies, page 71

GETCO Holding Company, LLC, page 72

40. Please disclose the basis for each of the following statements:

- that GETCO "has been a pioneer in electronic market making and has supported the evolution of the industry" (page 73);

- the belief that GETCO is "well positioned to participate in the process" to become increasingly automated and transparent (page 73); and

- that "technology driven firms will be better equipped to create value for customers and stockholders in an environment with increased transparency…" (page 76);

Operating Segment Overview, page 74

41. Please explain the industry terminology used in this section, including "two-sided markets," "mid-frequency trading" and "bid/ask spread."

Supervision and Regulation, page 76

Government Regulation and Market Structure, page 76

42. Please describe any material claims to which GETCO has been subject, as mentioned in the second paragraph under this section, including the outcome of such claims.

43. We refer to your disclosure in the last two paragraphs of this section. Please expand your disclosure as follows.

- Describe the rules prescribed by the "SEC and other regulatory bodies" that you mention in the penultimate paragraph of this section and explain how compliance with such rules may impact the operations and profitability of GETCO and that of the combined business.

- Explain the material components of the European proposals discussed on page 77 and how they could impact you and the combined business.

- Quantify the "significant technological and compliance costs" associated with complying with the original Markets in Financial Instruments Directive.

Knight Holdco, Inc., page 79

44. Please balance the discussion of competitive strengths with a brief discussion of the greatest challenges currently faced by Knight and GETCO.

45. Please revise your disclosure in this section to provide objective support for your statements. As non-exclusive examples, we note your statements that:

- the business combination "creates a leading, global market making and agency execution solutions provider" (page 79);

- GETCO and Knight have "cutting-edge technology and operations" and that Knight has a "leading customer franchise" (page 79);

- GETCO has "state-of-the-art technology and operations" and is a "leading proprietary market-maker" (page 80); and

- the combined company "will have a modern and comprehensive platform…with fast time-to-market" and will have an "industry-leading customer portfolio."

Please note that the above are examples only.

Business Overview, page 79

46. We note from your disclosure on page 81 that you cite GETCO's and Knight's risk management when discussing the "[c]ore strengths and key competitive differentiators" of the combined company. We also refer to your disclosure in the first bullet point on page 82. In an appropriate section, please provide disclosure that describes the risk management structure of the combined company, including the following information.

- Please explain what individuals, groups, or committees are responsible for risk oversight and indicate whether the combined company will have an overall risk tolerance policy.

- Please indicate how risk-related information will be communicated among the various individuals and entities responsible for risk management, and under what circumstances such information is communicated to senior level executives, or to the Board of Directors.

- Please describe your policies in the event of risk limit breaches, including to whom such breaches will be reported.

Background of the Mergers, page 84

47. Please provide copies of Knight Capital and GETCO's board books.

48. Please describe each of the meetings between Knight and GETCO. The descriptions of each meeting should describe the matters discussed and identify who was present.

49. We refer to your disclosure in the third-to-last paragraph on page 85. Please explain why "it became apparent that an all-stock deal was not going to be feasible" and describe what prompted the re-engagement of diligence matters between GETCO and Knight in November 2012.

50. Please identify company A, disclose the relative ownership that was being discussed and explain why the relative ownership was not sufficient for Knight's shareholders.

51. Please expand your discussion to describe the details of the stand-alone plan that Knight was considering, including the resources required to execute the plan. Discuss the directors reasons for believing a transaction with GETCO or Company A were in the best interest of the Knight stockholders, rather than pursuing the stand-alone plan.

Knight's Reasons for the Merger; Recommendation of the Knight Board of Directors, page 90

52. Please discuss the anticipated pro forma impact of the plan.

53. We note that you cite the current and historical prices of Knight common stock as a reason for the recommendation, please expand the "Background of the Mergers" to disclose the stock price as at the time of the agreement and at other relevant times throughout the negotiation process.

54. The countervailing risks and negative factors the Board considered should be presented in a manner that is as prominent as the reasons for the merger. Please revise the two sentences beginning "Knight's board of directors also considered a number of countervailing risks…" to a presentation as prominent as your heading "Knight's Reasons for the Merger…" Similarly, revise "GETCO's Reasons for the Mergers…"

55. We note that Knight's board considered its officers and directors interests in the merger as a countervailing risk.

Opinion of Sandler O'Neill, page 92

56. Please disclose any instructions or limitations that the Knight board provided to Sandler O'Neill regarding the fairness opinion. See Regulation M-A Item 1015(b)(6).

57. We note your presentation of transaction ratios presented under "Summary of Proposal." Please explain how Sandler O'Neill used these rations to support its fairness opinion. For example, did Sandler O'Neill compare these ratios to rations calculated from similar transactions?

58. With respect to the Knight Comparable Company Analysis, please explain how Sandler O'Neill selected the peer group. If there were any companies that met the selection criteria but were excluded from the analysis, please identify them and explain why they were excluded. Provide similar information for Sandler O'Neil's selection of GETCO's peer group on page 98.

59. With respect to the comparable company analysis, it appears that this analysis does not consider the price implied from the terms of the transaction. Please disclose that this

analysis does not consider the price implied in the terms of the transaction and explain how it supports the fairness opinion.

60. Please explain how the Historical Trading Multiples Analysis supports the opinion that the merger consideration is fair to the Knight shareholders.

61. With respect to the present value analysis, please explain why you believe the price to forward earnings multiples of 8.0x to 13.0x; multiples of tangible book value ranging from 0.7x to 1.2x; and discount rates ranging from 8.8% to 14.8 % are appropriate. Similarly, tell us why you used a discount rate of 11.8%.

Opinion of BofA Merrill Lynch, page 104

Financial Analyses, page 108

62. Please explain how you selected the companies selected for the public companies traded analysis. To the extent that there were additional companies that met the criteria but were excluded from the analysis, please identify them and explain why they were excluded.

63. We note that you identified seven trading platforms, yet the discussion indicates BofA used six as a multiple of per share TBV. Please explain why one of the platforms was omitted from the analysis.

64. Additionally, you state that you applied multiples of 1.0x to 1.4x derived from the selected publicly traded trading platforms. Is the "selected" trading platforms a reference to the initial seven or the six used for the TBV analysis? Please clarify the reference throughout the discussion.

65. With respect to the selected precedent transaction analysis, please indicate the date of each of the transactions used in the analysis. Additionally, explain how the transactions were selected. If there were additional transactions that met the selection criteria that were not considered in the analysis, please identify them and explain why they were excluded from the analysis.

66. Please explain how you determined the TBV and TBV and EBITDA multiples for you discounted cash flow analyses.

Interests of Certain of Knight's Directors and Executive Officers in the Merger, page 116

67. We refer to your disclosure in the last paragraph on page 117. Please file as an exhibit the letter agreement with Thomas Joyce reflecting his amended employment agreement.

Merger-Related Compensation for Knight's Named Executive Officers, page 119

68. We note from your disclosure that the amounts disclosed in the table "are estimates based on multiple assumptions…and do not reflect certain compensation actions that may occur before the completion of the mergers (such as the payment of 2012 annual incentive awards, the granting of equity awards and/or retention awards)." We note further that Knight Capital historically has granted equity and incentive awards for the prior fiscal year in January of the following year (i.e., in January 2013). Therefore, it is unclear why you have not included 2012 annual incentive, equity and retention awards in the tabular disclosure on page 119. Please advise, or revise your disclosure to include these amounts.

69. We refer to your disclosure in footnote (3) to the table on page 119. Please describe the specific circumstances that would lead to a "qualifying termination of employment." See Regulation S-K Item 402(t)(3)(i).

Interest of Jefferies in the Mergers, page 23

70. Please disclose the percentage of the combined company that Jefferies will own following the mergers.

71. Quantify the customary fees Jefferies will receive in connection with its financing role.

Board of Directors and Executive Officers of KCG, page 124

72. Please revise to disclose on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Coleman, Schuler and Tierney should serve as a director.

Material U.S. Federal Income Tax Consequences, page 135

73. Please revise to state that the tax consequences presented are counsel's opinion and indicate whose opinion it is.

Conditions to the Completion of the Mergers, page 152

74. We note that certain of the conditions enumerated in this section are subject to waiver. Please disclose whether it is Knight's intent to re-solicit shareholder approval of the mergers if either party waives material conditions.

75. We note your disclosure that both Knight and GETCO reserve the right to waive the tax opinion condition. Please confirm that you will file executed opinions of counsel prior to effectiveness and that you undertake to recirculate and re-solicit if the condition is waived and the change in tax consequences is material. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 167

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 173

Unaudited Pro Forma Balance Sheet, page 173

76. We note your purchase price calculations in adjustment (b). Please address the following.

- It appears that certain amounts included in your identifiable nets assets are not reflective of fair value (e.g., Investments and Long-term debt). We understand your purchase price allocation is preliminary; please confirm all amounts presented in your future filings will be presented accordance with ASC 805.

- Tell us how you computed the $29.5 million reduction in net deferred tax asset related to the change in goodwill and intangibles (footnote iii).

- We note that the amount of total consideration paid does not include consideration related to the conversion of stock options or other stock-based awards. Tell us if you considered ASC 805-30-30-9 through 13 in your determination of consideration paid. Please advise, or revise your current presentation to disaggregate stock options or other stock-based awards from your common stock issuances related to the merger, as necessary.

- We note that the Getco unitholders will also receive warrants in addition to common stock as part of the merger. Tell us why you have not included the warrants in total consideration within your purchase price calculations. Please advise and revise as necessary.

77. Please revise your disclosure within adjustment (d) to quantify the impact of each of the assumptions identified. In regards to assumption vii, where you indicate that retained earnings are carried forward in the same amount, explain why any undistributed earnings (if any) were not reclassified to additional paid-in-capital. Refer to SAB Topic 4B.

78. Considering the significance of the conversion of your A-1 Preferred Stock included within adjustment (f), and the fact that the conversion feature is not directly attributable to the merger agreement, please revise your pro forma presentation to disaggregate the conversion transaction and present it separately from your purchase price adjustments on

page 170. In addition, expand your disclosure to quantify the effects of each transaction noted.

79. We note from your disclosure on page 119 (Golden Parachute Compensation) that a cash retention payment will be made to Mr. Joyce upon the completion of the mergers and that it does not relate to his continued employment with KCG following the completion of the mergers. Please address the need to provide a pro forma balance sheet adjustment to retained earnings to reflect this merger-related compensation.

Unaudited Proforma Income Statement, page 175

80. We note adjustment (h) as it relates to impairments recognized on intangibles and goodwill in the historical financial statements. It is not clear how you determined that this adjustment is consistent with Article 11 of Regulation S-X, considering the events that gave rise to the historical impairment charge did not stem from the merger transaction. We understand the nature of the unusual event that triggered the impairment and we would not object to footnote disclosure only. Please revise your unaudited pro forma condensed combined consolidated statement(s) of operations (Minimum and Maximum scenarios) to remove such adjustment.

Management's Discussion and Analysis of Financial Condition and Results…, page 209

81. Please provide a management's discussion and analysis of the anticipated impact of the merger on Knight Holdco's results of operations, liquidity and capital resources. The discussion should address the significant debt to which Knight Holdco may become subject as a result of the proposed merger, as well as the impact of the financing arrangements into which it will enter as part of the merger transactions.

82. We note that you cite certain global and domestic macroeconomic trends as impacting GETCO's business. Please expand your disclosure to clarify the extent to which these trends have impacted GETCO's results of operations. For example, we note your disclosure on page 211 that low levels of market volume and volatility have reduced market making opportunities. Please quantify the impact that lower market volumes during 2012 had on the results of GETCO's operations. Similarly, please also address whether trends have negatively impacted GETCO's market share, disclose the amount of "substantial investments" that GETCO has made to its technological infrastructure, and explain what impact regulation and electronically traded products have had on GETCO's business.

Segment Commentary – Nine Months Ended September 30, 2012 and 2011, page 213

83. We note your disclosures of industry-specific trends such as market volumes and volatilities. Please revise your future filings to include your own market making volume statistics in addition to those of the industry when discussing the attributes to changes

within your segment revenues.

Getco Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements, page F-8

Note 16. Membership Unit Award Plan and Incentive Unit Plan, page F-23

84. We note that you grant membership unit awards and incentive unit awards to your employees in the form of Class B Units, Class E Units and incentive units under the Incentive Unit Plan. Please revise your footnote to include all of the required disclosures of ASC 718-10-50.

Knight Capital Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

85. To the extent applicable, please address comments issued above in future periodic reports.

Notes to Consolidated Financial Statements, page 78

Note 7. Fair Value of Financial Instruments, page 90

86. We note from your disclosure that you hold several types of derivative instruments and related disclosure on how you determine their fair value. Please tell us and revise your disclosure in future filings to more clearly explain how you factor both your own and counterparty credit risk into your fair value determinations for derivative instruments.

Note 28. Subsequent Events, page 132

Assets for Sale, page 132

87. We note that you began a process to actively market the sale of certain businesses and that the expected sale price of one of such businesses will be less than the carrying value, resulting in a loss to the Company. Tell us when you determined such businesses would be made available for sale and when you performed your impairment assessment (refer to ASC 360-10-35).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director